

Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES PRIVATE PLACEMENT OF COMMON SHARES RAISES CAN$15.9 MILLION

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

MONTREAL, June 17, 2005 - Richmont Mines Inc. (TSX: RIC; AMEX: RIC) is pleased to announce that it has agreed to sell to a syndicate of underwriters, 3,246,000 common shares by way of underwritten private placement at a price of CAN$4.90 per common share for gross proceeds of CAN$15,905,400. The common shares are subject to a four month hold period under applicable Canadian securities laws.

The closing of the private placement is subject to, amongst other things, the approval of the Toronto Stock Exchange. Closing is expected to take place on or around June 28, 2005.

The net proceeds of the private placement will be used primarily to explore and develop the East Amphi and Island Gold properties, to purchase mine equipment, and for general corporate purposes.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-American exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

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Fore more information, contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor Relations	Fax:	(514) 397-8620
Trading symbol: RIC	Listings:	Toronto - Amex

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   June   , 2005.

Commission File Number   0-28816

Richmont Mines Inc.

(Translation of registrant's name into English)

110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.

(Registrant)

Date   June 17, 2005

By   Jean-Yves Laliberté (signed)

(Signature)*

Jean-Yves Laliberté

Vice President, Finance

* Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)

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